Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE ON JANUARY 5, 2006

ROBERT J. CLARK ELECTED TO STORM CAT ENERGY BOARD OF DIRECTORS

CALGARY and DENVER – (PR Newswire) – January 5, 2006 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced the election of Robert J. Clark of Denver, Colorado to its Board of Directors effectively immediately.  Mr. Clark will serve on the Audit and Nomination Committees.  Concurrent with Mr. Clark’s election, the Board of Directors accepted the resignation of Chris Dyakowski.

Scott Zimmerman, Storm Cat President and Chief Executive Officer said: “Bob’s experience, not only in oil and gas, but also in building successful businesses, will provide additional strength to Storm Cat at a time when we are rapidly expanding our operations as we execute our growth strategies.  His proven leadership, experience and energy industry savvy make him an ideal addition to Storm Cat’s Board.”

Zimmerman added: “The Board of Directors and I want to thank Chris Dyakowski for his many important contributions to Storm Cat.  He served judiciously on the Board since the Company’s inception and we are grateful for his commitment over the years.”

A 38-year veteran of the oil and gas industry, Mr. Clark is President of Bear Cub Energy, LLC, a privately held gas gathering and processing company, which he founded in 2001.  In 1995, Mr. Clark formed a predecessor company, Bear Paw Energy LLC, which was sold in early 2001 to Northern Borders Partners.  From 1988 to 1995, he was President of SOCO Gas Systems, Inc. and Vice President – Gas Management for Snyder Oil Company, a NYSE-listed exploration and production company.  SOCO was merged with Santa Fe Energy forming Santa Fe Snyder in 1995.

Mr. Clark was Vice President Gas Gathering, Processing and Marketing of Ladd Petroleum Corporation, an affiliate of General Electric from 1985 to 1988. Prior to 1985, Mr. Clark held various management positions with NICOR, Inc. and its affiliate NICOR Exploration, Northern Illinois Gas and Reliance Pipeline Company. Mr. Clark received his Bachelor of Science Degree from Bradley University and his M.B.A. from Northern Illinois University.

Mr. Clark currently serves as a member of the Board of Managers for Bear Cub Energy, LLC and Fluid Compressor Partners and serves on the Board of Directors of IPAMS, the Independent Petroleum Association of Mountain States.  He most recently served on the Board of Directors for Evergreen Resources, Inc. which was sold in late 2004 and Patina Oil and Gas Corporation which was sold in early 2005.

Coincident with his appointment, the Company has granted to Mr. Clark a five-year option under its stock option plan to purchase up to 100,000 Common shares of the Company at an exercise price of CDN $3.24 per share.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

“J. Scott Zimmerman”

J. Scott Zimmerman

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

DENVER, COLORADO 1125 17th Street, Suite 2310  |  Denver, Colorado, USA 80202  |  Tel (303) 991-5070   Fax (303) 991-5075 CALGARY, ALBERTA Suite 200, 209-8th Avenue |  Calgary, Alberta, Canada T2P 1B8  |  Tel (403) 451-5070   Fax (403) 451-5075 MONGOLIA Suite 21, P.M. Amar’s Street 2  |  Tavan Bogd Plaza, Sukhbaatar District |  Ulaanbaatar, Mongolia | Tel 976-11-33-0464